SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.   Documentation of the Extraordinary General Shareholders’ Meeting summoned for April 24, 2019.

Buenos Aires, March 20, 2019

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 24, 2019

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the following documentation of the referred Shareholders’ Meeting summoned for April 24, 2019.

In this regard, we hereby attach the Minutes of the Audit Committee Nº 212.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

AUDIT COMMITTEE

MEETING MINUTES No. 212

(Relevant Part)

MEMBERS IN ATTENDANCE:	Mr. Martín Héctor D’Ambrosio, Mr. Carlos Alejandro Harrison and Mr. Germán Horacio Vidal

SECRETARY:	Mr. Héctor Daniel Cazzasa

EXTERNAL ADVISOR:	Mr. Armando F. Ricci

OTHER ATTENDEES:	Mr. Alejandro Miralles
Mr. Pablo San Martín
Mr. Eduardo Javier Villegas Contte

DATE OF MEETING:	March 14, 2019

PROCEEDINGS OF MEETING:

I. OVERVIEW OF THE AGENDA:

At 4 p.m., the Chairman, after verifying the legal quorum required, opened the meeting and presented the meeting agenda. Some of the reports concerning items on the agenda had been distributed to the Committee members in advance:

1.                   Opinion on the proposals that the Board of Directors intends to submit to the annual ordinary shareholders’ meeting:

a.             Opinion on the proposal for fees to members of the Board of Directors for fiscal year 2018 and advance fee payments to those serving in fiscal year 2019

b.            Opinion on the proposal for Independent Auditors’ fees for fiscal year 2018;

c.             Opinion on the proposal to appoint Independent Auditors for fiscal year 2019;

d.            Expenses of the Audit Committee – 2018 Report and 2019 Budget.

II. OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of the Company, at its meeting No. 380 held on March 7, 2019, decided to request the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Ordinary Shareholders’ Meeting.

The proposals are transcribed below:

1.             The proposal to consider the compensation of the members of the Board of Directors of Telecom Argentina who have served during Fiscal Year 2018, which amounts to a total of $118,000,000, and the proposal to the Shareholders’ Meeting to delegate powers to the Board of Directors to distribute such amount among its members. The aforementioned amount includes the fees payable to members of the Board of Directors who have served as such, amounts corresponding to the roles of Chairman and Vice Chairman of the Company, for participation on several Board of Directors’ Committees, and compensations for technical and administrative tasks undertaken by two directors under employment contract

The proposed amount represents 2.28% of the ‘accountable earnings’ for Fiscal Year 2018, calculated according to section 3, Chapter III, Title II of the Rules of the Comision Nacional de Valores (CNV) (N.T. 2013).

Additionally, the Board of Directors will propose to the Shareholders Meeting to grant itself authorization to make advance payments to those directors serving during Fiscal Year 2019 (from the date of the Shareholders’ Meeting that considers this matter through the date of the Shareholders’ Meeting that considers the documentation for Fiscal Year 2019), in compliance with the provisions of the General Corporate Law, and contingent upon the decision of the Shareholders’ Meeting that considers the documentation of such fiscal year.

2.             The proposal to pay Price Waterhouse & Co. S.R.L., (“PwC”) for its services as Independent Auditors of Telecom Argentina’s Financial Statements for Fiscal Year 2018, the amount of $42,110,920 (which does not include VAT), of which  $30,645,076 corresponds to audit tasks of the Financial Statements, and $11,465,844 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3.             The proposal to appoint the firm Price Waterhouse & Co. S.R.L. as Independent Auditors of Telecom Argentina’s financial statements for the Fiscal Year ending December 31, 2019, with Carlos Alberto Pace acting as the regular certifying accountant and Marcelo Daniel Pfaff as his alternate.

The Audit Committee has also been requested to report the amount of expenses that were assigned to its operation and training activities during Fiscal Year 2018 to be reported to the Shareholders Meeting. Furthermore, the Audit Committee has been requested to assess the amount of funds that it deems necessary to carry out its duties during Fiscal Year 2019, in order to request the Shareholders’ Meeting to approve the respective budget.

1) Opinion on the proposal of compensation to the members of the Board of Directors acting during Fiscal Year 2018 and advance payments to those who shall serve during Fiscal Year 2019

The proposal to allocate to members of the Board of Directors who have served during Fiscal Year 2018 (until the date of the shareholders’ meeting that reviews their compensation) the aggregate compensation of $118,000,000, proposing to the Shareholders’ Meeting to delegate powers to the Board of Directors to distribute such amount among its members. The aforementioned amount includes the fees for the performance of Directors’ duties, amounts corresponding to the roles of Chairman and Vice Chairman of the Company, participation in the various Board Committees, as well as compensation for the technical and administrative functions served by two Directors under employment contract.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

1.  the number of members of the Board of Directors (11 regular members and 11 alternate members), their roles, responsibilities and dedication to their functions;

2.  the participation of members of the Board of Directors in several committees (Executive Committee, Audit Committee) which demand high professionalism, the investment of many hours of work, and involve a high level of responsibility. Additionally, the roles of Chairman and Vice Chairman, and the compensation for technical and administrative tasks performed by two Directors under employment contract have been considered;

3.  the consistency of this proposal with those submitted in previous fiscal years.

4.  the updated survey conducted on the Autopista de la Informacion Financiera of the Comision Nacional de Valores, “CNV”, regarding compensation paid to directors of other companies similar to Telecom Argentina during the last fiscal year, as reported by such companies. Said survey shows that the fees proposed for Telecom Argentina’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom Argentina in previous fiscal years;

5.  the fact that the total amount of fees proposed represents a small percentage (2.28%) of the ‘accountable earnings’, calculated according to CNV Rules.

Based on the above, it is agreed that the total compensation of $118,000,000 proposed by the Board of Directors for its Members who have served during Fiscal Year 2018 from April 25, 2018 through the date of the Shareholders’ Meeting considering its compensation, is reasonable under the terms of section 2 subsection d of Chapter III, Title II, of CNV Rules). The factors considered include the number of directors and their responsibilities, representation, and technical tasks as members of several Board of Directors’ committees; the technical and administrative tasks performed by two Directors under employment contract; the dedication to the role, competence and professional reputation of Directors, and the market value of their services in similar roles. Furthermore, the proposal does not involve any infringement of any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those Directors serving during Fiscal Year 2019 (from the date of the Shareholders’ Meeting that deals with this advance through the date of the Shareholders’ Meeting that reviews Fiscal Year 2019 documents), in compliance with the provisions of the General Corporate Law, and contingent upon the decision of the Shareholders’ Meeting that considers the documentation of such Fiscal Year.

2) Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2018

The Board of Directors has requested the opinion of the Audit Committee on the proposal it intends to submit to the Shareholders regarding the fees to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2018. The proposal to be submitted at the Shareholders’ Meeting provides for the payment of $42,110,920 (which does not include VAT), of which $30,645,076 corresponds to fees for audit tasks of the financial statements and $11,465,844 are fees for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee considers that the amount of $30,645,076 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for audit tasks of the financial statements performed by the Independent Auditors during fiscal year 2018 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Telecom Argentina.

Likewise, taking into account the complexity of the task and the specialization required for the Independent Auditors to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of $11,465,844 that the Board of Directors will propose to the Shareholders’ Meeting as compensation for audit tasks performed is also deemed reasonable.

3) Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2019

The Board will propose the General Ordinary Annual Shareholders’ Meeting to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements of Telecom Argentina for the fiscal year ending December 31, 2019, with Carlos Alberto Pace acting as the regular certifying accountant and Marcelo Daniel Pfaff as his alternate.

The Audit Committee, under the specific provisions of CNV regulations —substantiated opinion required by sections 25 and 28 of Section VI, Chapter III, Title II of the CNV Rules (N.T. 2013 and amendments)— carried out a review of the background and performance of Price Waterhouse & Co. S.R.L. (“PwC”), the current independent auditors. The review was based mainly on:

•      the knowledge of the background and performance of the firm, obtained as part of the Audit Committee’s activities of annual oversight and evaluation of external auditors, with the aim to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

•      the firm’s work teams, both audit and support teams, at a national and international level, who have evidenced an in-depth knowledge of the business systems and processes, and particularly, of the  financial information generation process..

In summary, PwC is a firm of local and international prestige, with a vast and outstanding professional record, and its procedures meet stringent levels of quality and independence from audited companies. Additionally, it has sound knowledge of the business of Telecom Argentina, and of its administrative and internal control structure.

Therefore, the Audit Committee, based on the background of the proposed Firm, its performance in previous years and the abovementioned considerations, unanimously resolved to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent Auditors for the year 2019.

4) Audit Committee Expenses - 2018 Report and 2019 Budget

The Board of Directors requested the Audit Committee to report the expenses incurred in its operation and training activities in Fiscal Year 2018, and to estimate the amount that it deems necessary to carry out its activities in Fiscal Year 2019, in order to request the approval by the Shareholders’ Meeting of the relevant budget.

Regarding this, Mr. Cazzasa submitted a report on the expenses incurred by the Committee during fiscal year and budgetary period 2018, seperating those already incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in the report, which showed aggregate expenses of $996,803 for such period.

Continuing with the discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee resolved to request the Shareholders’ Meeting to approve an operating budget of $4,100,000 for Fiscal Year 2019.

A copy of the Audit Committee’s expense report, its budget estimates, and the survey of directors’ and external auditors’ fees in the Autopista de Información Financiera were included in the folder with supporting and background documentation of the matters discussed by the Committee.

Finally, it was unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, should sign this document on behalf of the Audit Committee and forward it to the Board of Directors of Telecom Argentina S.A.

------------------------------------------------------------------------------------------------------------------------------------------------

/s/ Martín Héctor D’Ambrosio	/s/ Germán Horacio Vidal	/s/ Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 20, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations